03000108

Total: 87 pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Kabushiki Kaisha Mizuho Holdings
(Name of Subject Company)

Mizuho Holdings, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kabushiki Kaisha Mizuho Financial Group
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

None
(CUSIP Number of Class of Securities (if applicable))

Angelo Aldana, Esq.
Deputy General Manager and General Counsel
Mizuho Corporate Bank, Ltd.
1251 Avenue of the Americas
New York, NY 10020
212-282-3240
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 21, 2003
(Date Tender Offer/Rights Offering Commenced)

065101-0010-02664-Tokyo.2006347

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) See Exhibit I.1.(a).
(b) Not applicable.

Item 2. *Informational Legends*

Included in document attached hereto as Exhibit I.1.(a).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on January 22, 2003.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Terunobu Maeda

(Signature)

Terunobu Maeda, President & CEO

(Name and Title)

January 16, 2003

(Date)

EXHIBIT I.1.(a)

Notice of Extraordinary Shareholders' Meeting

Mizuho Holdings, Inc.

Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases.

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Shareholders' Meeting, February 5, 2003

Agenda Item: Approval of Stock-for-Stock Exchange Agreement

(1) Reason for the stock-for-stock exchange (kabushiki kokan)

The Mizuho Financial Group announced a program titled "Business Reorganization of the Mizuho Financial Group" ("Business Reorganization"), on December 4, 2002. The purpose of the Business Reorganization is to dramatically reform group strategy, enhance competitiveness, secure stable profitability and maximize the corporate value on a group basis.

We hereby ask the shareholders for approval of this agenda item, which consists of transforming Mizuho Financial Group, Inc. ("MHFG"), a wholly-owned subsidiary of Mizuho Holdings, Inc. ("MHHD"), into a new financial holding company, and MHHD becoming a wholly-owned subsidiary of MHFG as part of the "Business Reorganization."

More specifically, we will make a stock-for-stock exchange that will cause MHFG to become the parent company (100% ownership) and MHHD to become a wholly-owned subsidiary of MHFG, effective as of March 12, 2003, in accordance with the Stock-for-Stock Exchange Agreement executed as of January 14, 2003 by and between MHHD and MHFG. MHFG was incorporated on January 8, 2003 in order to facilitate the smooth implementation of the "Business Reorganization."

The company hereby asks the shareholders for approval of this agenda item.

(2) Details of the Stock-for-Stock Exchange Agreement

1. Stock-for-Stock Exchange Agreement (duplicate copy)

   The Stock-for-Stock Exchange Agreement (duplicate copy) is as set forth in pages 1 through 52 in the enclosed separate volume "Reference Materials for the Exercise of Voting Rights."

2. Reference explanation on the Stock-for-Stock Exchange Agreement

   (a) Amendments to the Articles of Incorporation (Stock-for-Stock Exchange Agreement, Article 2)

      (i) Reason for amending the articles of incorporation in connection with the stock-for-stock exchange

      In connection with implementation of the stock-for-stock exchange between MHHD and MHFG, MHFG, the parent company (100% ownership) of MHHD, will amend its articles of incorporation as of the date of the stock-for-stock exchange, in order to provide for the increase in the total numbers of shares authorized to be issued, and to introduce new provisions relating to preferred shares, etc.

(ii) Summary of the proposed amendments and the reasons therefor are as follows:

(underlines indicate changed text)

Current Text	Proposed Amendments	Reason for the Amendments
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**	
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 5,000 shares, the details of which shall be as set forth below; provided, however, that in case of cancellation of shares, the number of shares authorized to be issued shall be reduced by the number of shares so canceled:	**Article 5.** *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 30,563,000 shares, the details of which shall be as set forth below; provided, however, that in case of cancellation of shares or conversion of preferred shares into common shares, the number of shares authorized to be issued shall be reduced by the number of shares so canceled or converted:	Intended to increase the number of shares authorized to be issued by the Company in preparation for the new issuance of shares in connection with the "Business Reorganization" of our Group, including the stock-for-stock exchange under the this item on the agenda and the new issuance of shares comprising preferred shares, as well as to newly add preferred shares to the common shares and to provide for the number of each class of shares authorized to be issued.
Common shares: 5,000 shares	Common shares: 25,000,000 shares Class I preferred shares: 33,000 shares Class II preferred shares: 100,000 shares Class III preferred shares: 100,000 shares Class IV preferred shares: 150,000 shares Class VI preferred shares: 150,000 shares Class VII preferred shares: 125,000 shares Class VIII preferred shares: 125,000 shares Class IX preferred shares: 140,000 shares Class X preferred shares: 140,000 shares Class XI preferred shares: 1,500,000 shares Class XII preferred shares: 1,500,000 shares Class XIII preferred shares: 1,500,000 shares	The shares to be newly issued upon the stock-for-stock exchange are common shares and Classes I to X preferred shares (the total number of shares to be issued is equal to the corresponding classes of shares of Mizuho Holdings, Inc.). Class V preferred shares have not been designated considering the fact that the Class V preferred shares of Mizuho Holdings, Inc. have been mandatorily converted into common shares. Furthermore, Classes XI to XIII preferred shares are for preparing for new issuance of shares.

Current Text	Proposed Amendments	Reason for the Amendments
		The common shares will be increased by 204,000 shares and 944,176 shares respectively in connection with making the Trust & Custody Services Bank, Inc. and the Strategic Group Companies our direct subsidiaries.
(New provision)	**Article 6.** *(Purchase or Cancellation of Shares)* The Company may purchase or cancel its common shares and/or one or more of each class of preferred shares.	Intended to allow purchase or cancellation of treasury shares in respect of one or more classes of shares.
Article 6. (Text omitted)	**Article 7.** (Same as current text)	Shifting down of article number.
(New provision)	**Article 8.** *(Transfer Agent)* (1) The Company shall appoint a transfer agent with respect to shares and fractional shares. (2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with respect thereto. (3) The register of shareholders and the register of holders of fractional shares of the Company shall be kept at the handling office of the transfer agent, and registration of transfer of shares, entry in the register of holders of fractional shares, purchase of fractional shares and other operations relating to shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company.	Provides for the transfer agent for our shares and fractional shares in preparation of the listing of common shares on a stock exchange.
Article 7. (Text omitted)	**Article 9.** (Same as current text)	Shifting down of article number.
(New chapter)	**CHAPTER III** **PREFERRED SHARES**	Introduces new chapter on preferred shares.

Current Text	Proposed Amendment(s)	Reason for the Amendments
(New provision)	**Article 10.** *(Preferred Share Dividends)* (1) The Company shall pay dividends on preferred shares (hereinafter referred to as the "Preferred Share Dividends") in such amount as provided for below to holders of preferred shares (hereinafter referred to as the "Preferred Shareholders") or registered pledgees in respect of preferred shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to holders of common shares (hereinafter referred to as the "Common Shareholders"), registered pledgees in respect of common shares (hereinafter referred to as the "Registered Common Pledgees") or holders of fractional common shares (hereinafter referred to as the "Holders of Fractional Common Shares"); provided, however, that in case a whole or a part of Preferred Share Interim Dividends provided for in Article 11 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class I preferred shares: 22,500 yen per share Class II preferred shares: 8,200 yen per share Class III preferred shares: 14,000 yen per share Class IV preferred shares: 47,600 yen per share Class VI preferred shares: 42,000 yen per share Class VII preferred shares: 11,000 yen per share Class VIII preferred shares: 8,000 yen per share Class IX preferred shares: 17,500 yen per share Class X preferred shares: 5,380 yen per share Class XI preferred shares: amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 50,000 yen per share Class XII preferred shares: amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 50,000 yen per share Class XIII preferred shares: amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 100,000 yen per share	Intended to provide for preferred shares and the upper limit, etc. of the Preferred Share Dividends. The terms and conditions of Classes I to X preferred shares are the same as those of the corresponding classes of preferred shares of Mizuho Holdings, Inc.

Current Text	Proposed Amendments	Reason for the Amendments
	(2) In a given business year, if a whole or a part of the Preferred Share Dividends have not been paid to the Preferred Shareholders or Registered Preferred Pledgees, the unpaid amount shall not be accumulated for the subsequent business year. (3) The Company shall not pay to any Preferred Shareholder or Registered Preferred Pledgee as dividends any amount in excess of the amount of the relevant Preferred Share Dividends.	
(New provision)	**Article 11.** *(Preferred Share Interim Dividends)* In respect of Interim Dividends, the Company shall pay monies in one half of the amount of Preferred Share Dividends provided for in paragraph 1 of the preceding Article (referred to as the "Preferred Share Interim Dividends" in these Articles of Incorporation) to the Preferred Shareholders or Registered Preferred Pledgees in priority to the Common Shareholders, Registered Common Pledgees or Holders of Fractional Common Shares.	Intended to provide for the Preferred Interim Dividends with respect to the preferred shares.
(New provision)	**Article 12.** *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Preferred Shareholders or Registered Preferred Pledgees in priority to the common shareholders, Registered Common Pledgees or Holders of Fractional Common Shares such amount as provided for below: Class I preferred shares: 3,000,000 yen per share Classes II through IV and VI through VIII preferred shares: 2,000,000 yen per share Classes IX and X preferred shares: 1,250,000 yen per share Classes XI through XIII preferred shares: 1,000,000 yen per share	Intended to provide for the distribution of residual assets with respect to the preferred shares. The terms and conditions of Classes I to X preferred shares, which are to be issued upon the stock-for-stock exchange, are the same as those of the corresponding classes of preferred shares of Mizuho Holdings, Inc.

Current Text	Proposed Amendments	Reason for the Amendments
	2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Preferred Shareholder or Registered Preferred Pledgee.	
(New provision)	**Article 13.** *(Voting Rights)* Preferred Shareholders shall not have voting rights at a general meeting of shareholders. Provided, however, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on Preferred Share Dividends is not submitted to such general meeting of shareholders, or immediately after the general meeting of shareholders, in the case where a proposal on Preferred Share Dividends is rejected at such general meeting of shareholders, until such time as the resolution of a general meeting of shareholders is passed to grant Preferred Share Dividends.	Intended to provide that in principle Preferred Shareholders will not have voting rights. Pursuant to the proviso, voting rights will be granted in the event that the Preferred Shareholders are not able to receive payment of Preferred Share Dividends.
(New provision)	**Article 14.** *(Consolidation or Split of Preferred Shares and Subscription Rights, etc.)* (1) The Company shall not consolidate nor split any preferred shares. (2) The Company shall not grant Preferred Shareholders any pre-emptive rights to subscribe for new shares, any pre-emptive rights to subscribe for share acquisition rights, any pre-emptive rights to subscribe for bonds with share acquisition rights nor any pre-emptive rights to subscribe for share acquisition rights and bonds, either of which are capable of being transferred separately from the other.	Intended to provide that consolidation or split of shares or grant of stock subscription rights, etc. will not be made in respect of the preferred shares.

Current Text	Proposed Amendments	Reason for the Amendments
(New provision)	**Article 15.** *(Purchase or Cancellation of Preferred Shares)* (1) The Company may, at any time, purchase preferred shares and either retain or cancel them at the purchase prices thereof by appropriation of profits distributable to shareholders.	Intended to provide the possibility of purchasing the preferred shares and retaining or canceling the same.
	(2) The purchase or cancellation of preferred shares pursuant to the preceding paragraph may be made in respect of any one or more classes of preferred shares.	
	(3) In respect of Class IV and Classes VI through VIII preferred shares, the Company may mandatorily redeem each such class of preferred shares, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the Commercial Code.	Intended to provide that Classes IV and VI through VIII preferred shares may be mandatorily redeemed in accordance with the terms and conditions provided for in the Stock-for-Stock Exchange Agreement.
	(4) In respect of Classes XII and XIII preferred shares, the Company may mandatorily redeem each such class of preferred shares, in whole or in part, at such time and at such redemption price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred shares.	Intended to provide that Classes XII and XIII preferred shares may be mandatorily redeemed in accordance with the terms and conditions provided for by the resolution of the Board of Directors relating to the issuance of such preferred shares.
	(5) In the case of a partial redemption, it shall be made by way of lot or other methods.	Intended to provide for the method of mandatory redemption of the preferred shares referred to in the preceding two paragraphs.

Current Text	Proposed Amendments	Reason for the Amendments
(New provision)	**Article 16.** *(Conversion into Common Shares)* (1) Any holder of Classes I through III and VII through X preferred shares may request conversion of the relevant preferred shares into common shares during the period available for request of conversion as provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to Article 353 of the Commercial Code. The terms of conversion, including the number of common shares to be issued upon conversion of one share of the relevant preferred shares (hereinafter referred to as the "Conversion Ratio"), shall be determined by a resolution of the relevant general meeting of shareholders.	Intended to provide that Preferred Shareholders of Classes I through III and VII through X preferred shares will be entitled to request the conversion of their preferred shares into common shares in accordance with the terms and conditions provided for in the Stock-for-Stock Exchange Agreement. Such terms and conditions are the same as those of the corresponding classes of preferred shares of Mizuho Holdings, Inc.
	(2) Any holder of Classes XI and XII preferred shares may request conversion of the relevant preferred shares into common shares during the period available for request of conversion as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred shares. The terms of conversion, including the Conversion Ratio, shall be determined by a resolution of the Board of Directors.	Intended to provide that Preferred Shareholders of Classes XI and XII preferred shares will be entitled to request the conversion of their preferred shares into common shares in accordance with the terms and conditions provided for by the resolution of the Board of Directors relating to the issuance of such preferred shares.

Current Text	Proposed Amendments	Reason for the Amendments
(New provision)	**Article 17.** *(Mandatory Conversion)* (1) Any of Classes I through III and VII through XII preferred shares, in respect of which a request for conversion has not been made during the period available for request of conversion, shall be mandatorily converted on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Conversion Date") into such number of common shares as shall be obtained by dividing the amount equivalent to the relevant subscription money (provided, however, with regard to the Classes I through III and VII through X preferred shares, the relevant amount shall be defined as provided for below) by the current market price of common shares; provided, however, such current market price of common shares shall be the daily average price of closing prices (including closing bid or offered price) of the common shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen.	Intended to provide for the mandatory conversion into common shares of Classes I through III and VII through XII preferred shares. Such terms and conditions are the same as those of the corresponding classes of preferred shares of Mizuho Holdings, Inc. except in respect of Classes XI and XII preferred shares, for which the terms and conditions will be newly provided.
	Class I preferred shares: ¥3,000,000 per share Classes II, III, VII and VIII preferred shares: ¥2,000,000 per share Classes IX and X preferred shares: ¥1,250,000 per share	

Current Text	Proposed Amendments	Reason for the Amendments
	(2) The number of common shares referred to in the preceding paragraph shall not exceed the maximum numbers as follows: Class I preferred shares: 4 shares; provided, however, that in case a consolidation or stock split is conducted in respect of common shares, the number of common shares in respect of Class I preferred shares shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares per one (1) common share to be obtained after such consolidation or stock split; Classes II and III preferred shares: 3.137 shares; provided, however, that in case a consolidation or stock split is conducted in respect of common shares, the number of common shares in respect of Classes II and III preferred shares shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares per one (1) common share to be obtained after such consolidation or stock split; Classes VII and VIII preferred shares: the number of shares obtained by dividing 2,000,000 yen by 60% of the amount obtained by dividing 2,000,000 yen by the initial Conversion Ratio (calculated to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen); Classes IX and X preferred shares: the number of shares obtained by dividing 1,250,000 yen by 331,000 yen; and	

Current Text	Proposed Amendments	Reason for the Amendments
	Classes XI and XII preferred shares: the number of shares obtained by dividing the amount equivalent to the relevant subscription money per one (1) preferred share by the lowest conversion amount determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred shares.	
	(3) In the calculation of the number of common shares provided for in the preceding two (2) paragraphs, in case any number less than one hundredth (1/100) of a share is produced, the case of consolidation of shares provided for in the Commercial Code shall apply mutatis mutandis.	
(New provision)	**Article 18.** *(Order of Priority)* All classes of the preferred shares authorized to be issued by the Company shall rank pari passu with each other in respect of the payment of Preferred Share Dividends and Preferred Share Interim Dividends, and the distribution of residual assets.	Intended to provide that all preferred shares rank pari passu with each other in respect of the payment of Preferred Share Dividends, Preferred Share Interim Dividends and the distribution of residual assets.
CHAPTER III **GENERAL MEETINGS OF SHAREHOLDERS**	**CHAPTER IV** **GENERAL MEETINGS OF SHAREHOLDERS**	Shifting down of chapter number.
Article 8. - 12. (Text omitted)	**Articles 19. - 23.** (Same as current text)	Shifting down of article numbers.
(New provision)	**Article 24.** *(General Meetings of Holders of Classes of Shares)* The provisions of Articles 20 and 22 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of shares.	Intended to apply mutatis mutandis the provisions relating to the regular general meeting of shareholders to the general meetings of holders of classes of shares.
CHAPTER IV **DIRECTORS AND BOARD OF DIRECTORS**	**CHAPTER V** **DIRECTORS AND BOARD OF DIRECTORS**	Shifting down of chapter number.

Current Text	Proposed Amendments	Reason for the Amendments
Article 13. - 22. (Text omitted)	**Articles 25. - 34.** (Same as current text)	Shifting down of article numbers.
CHAPTER V **CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**	**CHAPTER VI** **CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**	Shifting down of chapter number.
Article 23. - 30. (Same as current text)	**Article 35. - 42.** (Same as current text)	Shifting down of article numbers.
CHAPTER VI **ACCOUNTING**	**CHAPTER VII** **ACCOUNTING**	Shifting down of chapter number.
Article 31. - 34. (Same as current text)	**Article 43. - 46.** (Same as current text)	Shifting down of article numbers.
(New provision)	**Article 47.** *(Conversion of Preferred Shares or Convertible Bonds and Payment of Dividends)* Initial dividends and Interim Dividends on the common shares issued upon conversion of Classes I through III and VII through XII preferred shares issued by the Company and any fractional shares accrued upon such conversion shall be paid on the basis that the conversion took effect as of April 1, if a request for conversion or mandatory conversion is made during the period of April 1 through September 30, or as of October 1, if made during the period of October 1 through March 31 of the following year.	
Article 35. (Text omitted)	**Article 48.** (Same as current text)	Shifting down of article number.
Supplemental Provisions	**Supplemental Provisions**	
Article 1. *(Total Number of Shares to be issued upon Incorporation)* The total number of shares to be issued upon incorporation of the Company shall be 4,000 common shares.	(Deleted)	Deletion of supplementary provisions at the time of the incorporation of the Company.

Current Text	Proposed Amendments	Reason for the Amendments
Article 2. *(Initial Business Year)* Notwithstanding the provisions of Article 31, the initial business year shall be from the date of incorporation of the Company through March 31, 2003.	**Article 1.** *(Initial Business Year)* Notwithstanding the provision of Article 43, the initial business year shall be from the date of incorporation of the Company through March 31, 2003.	Change of number of referenced article and shifting up of article number.
Article 3. *(Promoters)* The name and address of the promoter and the number of shares subscribed thereby upon incorporation of the Company are as follows: Terunobu Maeda President & CEO Mizuho Holdings, Inc. 1-6-1, Marunouchi, Chiyoda-ku, Tokyo Common shares 4,000 shares	(Deleted)	Deletion of supplementary provisions at the time of the incorporation of the Company.
(New provision)	**Article 2.** *(Initial Preferred Share Dividends)* The Classes I through IV and VI through X Preferred Share Dividends for the period from the date of incorporation of the Company through March 31, 2003 shall be paid pursuant to the provision of Article 10.	Intended to provide that the Preferred Share Dividends for the preferred shares to be issued upon the stock-for-stock exchange will be paid in full rather than on a per diem basis from the date of the Stock-for-Stock Exchange.
(New provision)	**Article 3.** *(Conversion of and Dividends to Preferred Stock during the Initial Business Year)* Notwithstanding the provisions of Article 47, initial dividends to common shares or fractional common shares which are issued during the initial business year of the Company as a result of conversion of preferred shares shall be made on the basis that such conversion was made on the date of the incorporation of the Company.	Intended to provide that the initial dividends payable in respect of the common shares and fractional shares issued as a result of the conversion of the preferred shares within the initial business year shall be the paid in the same amount as those payable to the common shares issued upon the incorporation of the Company.

Current Text	Proposed Amendments	Reason for the Amendments
Article 4. *(Quorum for the Extraordinary Shareholders' Meeting)* The provisions of Article 10(2) shall become effective from April 1, 2003.	**Article 4.** *(Quorum for the Extraordinary Shareholders' Meeting)* The provisions of Article 21(2) shall become effective from April 1, 2003.	Change of number of referenced article. Article 21(2) provides that special resolutions of the general meeting of shareholders shall be adopted by the affirmative votes of not less than two-thirds (2/3) of the voting rights held by the shareholders at a meeting in which shareholders holding in aggregate not less than one-third (1/3) of the total number of shares with voting rights issued and outstanding are present.
Article 5. *(Term of Office of Initial Directors and Corporate Auditors)* Notwithstanding the provisions of Articles 15 and 25, the term of office of the initial directors and corporate auditors shall expire at the close of the regular general meeting of shareholders concerning the first business year.	**Article 5.** *(Term of Office of Initial Directors and Corporate Auditors)* Notwithstanding the provisions of Articles 27 and 37, the term of office of the initial directors and corporate auditors shall expire at the close of the regular general meeting of shareholders concerning the first fiscal term.	Change of numbers of referenced articles.

(b) Directors and Corporate Auditors (Stock-for-Stock Exchange Agreement, Article 7)

The directors and corporate auditors of Mizuho Financial Group, Inc. after the stock-for-stock exchange shall be the same as those who were appointed at the time of the incorporation of MHFG, as follows:

Title	Name	Representation of other companies, etc.
President & CEO (Representative Director)	Terunobu Maeda	President & CEO, Mizuho Holdings, Inc.
Deputy President (Representative Director)	Yuji Watanabe	
Deputy President (Representative Director)	Tadao Noda	
Deputy President	Yukio Obara	
Director	Hiroshi Saito	Director, Mizuho Holdings, Inc. President & CEO, Mizuho Corporate Bank, Ltd.
Director	Tadashi Kudo	Director, Mizuho Holdings, Inc. President & CEO, Mizuho Bank, Ltd.
Director	Yoshiharu Fukuhara	Honorary Chairman, Shiseido Company, Limited
Director	Glen S. Fukushima	President & CEO, Cadence Design Systems, Japan
Full-time Corporate Auditor	Yoriaki Sakata	Corporate Auditor of Mizuho Holdings, Inc.
Full-time Corporate Auditor	Minoru Nakai	
Corporate Auditor	Setsuo Umezawa	
Corporate Auditor	Yukio Nozaki	Attorney-at-Law
Corporate Auditor	Toshiaki Hasegawa	Corporate Auditor of Mizuho Holdings, Inc. Attorney-at-Law

Notes : 1. Among the directors, Mr. Yoshiharu Fukushima and Mr. Glen S. Fukushima satisfy the requirements of outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

2. Among the corporate auditors set forth above, Mr. Setsuo Umezawa, Mr. Yukio Nozaki and Mr. Toshiaki Hasegawa are the outside corporate auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint Stock Companies (*kabushiki kaisha*) of Japan.

(3) Explanation on share allotment to the shareholders of the company which will become a wholly owned subsidiary company, pursuant to Article 354, paragraph 1, item 2 of the Commercial Code (Explanatory Statement on Share Allotment)

The Explanatory Statement on Share Allotment is as set forth below.

The meanings of the terms used in the Statement are the same as those defined in the Stock-for-Stock Exchange Agreement attached to the Reference Materials for the Exercise of Voting Rights.

Explanatory Statement on Share Allotment

Mizuho Financial Group, Inc. ("MHFG") and Mizuho Holdings, Inc. ("MHHD") will make a stock-for-stock exchange ("MHFG Share Exchange"), by which MHFG will become the parent company (100% ownership) and MHHD will become a wholly owned subsidiary company, in accordance with the Stock-for-Stock Exchange Agreement dated January 14, 2003, and subject to the approval of relevant government authorities and the shareholders' meeting.

In preparation for the MHFG Share Exchange, MHFG and MHHD requested Global Management Directions Limited ("GMD"), an independent valuation institution, to calculate the exchange ratio in order to determine the number of MHFG shares to be allotted per one MHHD share ("the share exchange ratio") in order to ensure that the stock-for-stock exchange is fair and appropriate.

GMD, in accordance with the request from MHFG and MHHD, has calculated the share exchange ratio as follows on the basis that MHHD holds all the issued and outstanding shares of MHFG, and taking into account the net worth per MHFG share after the MHFG Share Exchange and other relevant factors.

	MHHD	MHFG
The share exchange ratio	1	1

GMD took into its consideration for the following circumstances in the calculation as requested by MHFG and MHHD:

1. With regard to MHHD, the "Mizuho Asset Trust & Banking Management Business Split" and the "Trust Banking Subsidiary Company Management Business Split" are scheduled to take effect on the date of the MHFG Share Exchange;

2. Shares will be allotted to MHHD pursuant to the "Trust & Custody Services Bank Management Business Split", the "Trust Merger", the "SC Share Exchange", and

the "Strategic Group Companies Management Business Split" on the date of the MHFG Share Exchange; and

3. With regard to MHFG, the "Trust & Custody Services Bank Management Business Split", the "Trust Banking Subsidiary Company Management Business Split" and the "Strategic Group Companies Management Business Split" are scheduled to take effect on the date of the MHFG Share Exchange.

MHFG and MHHD agreed to set the share exchange ratio as described above, through a careful study of the calculation methodology and conclusion of the share exchange ratio by GMD, and consultations based thereon.

Accordingly, MHFG will allot one MHFG common share per one MHHD common share, and one MHFG preferred share of each class per one MHHD preferred share of the equivalent class upon the MHFG Share Exchange.

(4) Details of the Balance Sheet and Statements of Income in accordance with Article 354, paragraph 1, items 3 to 6 of the Commercial Code

The Balance Sheets and Statements of Income of the company are as set forth in pages 18 through 23.

The Balance Sheet and Statement of Income of MHFG are as set forth in pages 24 through 25.

Non-Consolidated Balance Sheet

September 30, 2002

Mizuho Holdings, Inc.
(In millions of yen)

Assets		Liabilities	
Current Assets		**Current Liabilities**	
Cash and Due from Banks	3,408	Commercial Paper	216,000
Prepaid Expenses	201	Accounts Payable	1,572
Deferred Tax Assets	124	Accrued Expenses	250
Other Current Assets	1,216	Accrued Enterprise Taxes	32
Total Current Assets	4,951	Accrued Business Office Taxes	10
Non-current Assets		Accrued Consumption Taxes	56
Tangible Fixed Assets	2,470	Deposits Received	51
Buildings	1,311	Reserve for Bonus Payments	255
Equipment	1,159	Other Current Liabilities	38
Intangible Fixed Assets	3,443	Total Current Liabilities	218,268
Trademarks	130	**Non-Current Liabilities**	
Software	3,097	Bonds	850,000
Other Intangible Fixed Assets	215	Reserve for Employee Retirement Benefits	48
Investments	7,617,126	Other Non-Current Liabilities	8
Investments in Subsidiaries (Stocks)	6,765,459	Total Non-Current Liabilities	850,057
Investments in Subsidiaries (Bonds)	650,000	Total Liabilities	1,068,325
Long-term Loans to Subsidiaries	200,000	**Shareholders' Equity**	
Other Investments	1,667	**Common Stock and Preferred Stock**	2,572,000
Total Non-Current Assets	7,623,040	**Capital Surplus**	
Deferred Charges		Capital Reserve	3,891,642
Establishment Costs	1,929	Total Capital Surplus	3,891,642
Total Deferred Charges	1,929	**Retained Earnings**	
		Legal Earned Reserve	4,350
		(Net Income)	(194)
		Unappropriated Retained Earnings	93,782
		Total Retained Earnings	98,132
		Net Unrealized Losses on Other Securities, net of Taxes	Δ 4
		Treasury Common Stock	Δ 174
		Total Shareholders' Equity	6,561,595
Total Assets	7,629,920	Total Liabilities and Shareholders' Equity	7,629,920

Non-Consolidated Statement of Income

April 1, 2002 - September 30, 2002

Mizuho Holdings, Inc.

(In millions of yen)

Operating Income	11,470
Fees and Commissions Received from Subsidiaries	7,552
Interest Income on Investments in Subsidiaries (Bonds)	3,058
Interest Income on Loans to Subsidiaries	858
Operating Expenses	10,630
Interest Expenses on Bonds	3,917
General and Administrative Expenses	6,712
Operating Profits	839
Non-operating Income	13
Interest Income	1
Fees and Commissions Income	1
Other Non-operating Income	11
Non-operating Expenses	506
Interest Expenses	120
Amortization of Establishment Costs	385
Other Non-operating Expenses	0
Ordinary Profits	346
Non-ordinary Gains	12
Gains on Disposal of Fixed Assets	12
Non-ordinary Losses	3
Losses on Disposal of Fixed Assets	3
Income Before Income Taxes	355
Income Taxes:	
Current	143
Deferred	17
Net Income	194
Retained Earnings Brought Forward from the Previous Fiscal Year	93,587
Unappropriated Retained Earnings	93,782

Non-Consolidated Balance Sheet
March 31, 2002

Mizuho Holdings, Inc.
(In millions of yen)

Assets		Liabilities	
Current Assets		**Current Liabilities**	
Cash and Due from Banks	46,736	Accounts Payable	70
Prepaid Expenses	76	Accrued Expenses	649
Deferred Tax Assets	129	Accrued Enterprise Taxes	290
Other Current Assets	19,702	Accrued Business Office Taxes	21
Total Current Assets	66,645	Accrued Consumption Taxes	153
Non-Current Assets		Deposits Received	32
Tangible Fixed Assets	2,630	Other Current Liabilities	38
Buildings	1,309	Total Current Liabilities	1,255
Equipment	1,321	**Non-Current Liabilities**	
Intangible Fixed Assets	3,302	Bonds	850,000
Trademarks	131	Total Non-Current Liabilities	850,000
Software	986	Total Liabilities	851,255
Other Intangible Fixed Assets	2,184	**Shareholders' Equity**	
Investments	7,392,841	**Common Stock and Preferred Stock**	2,572,000
Investments in Subsidiaries (Stocks)	6,541,059	**Capital Reserve**	3,891,642
Investments in Subsidiaries (Bonds)	650,000	**Legal Earned Reserve**	4,350
Long-term Loans to Subsidiaries	200,000	**Retained Earnings**	
Other Investments	1,782	Unappropriated Retained Earnings	148,573
Total Non-Current Assets	7,398,775	Total Retained Earnings	148,573
Deferred Charges		(Net Income)	(98,565)
Establishment Costs	2,314	**Treasury Common Stock**	Δ 85
Total Deferred Charges	2,314	Total Shareholders' Equity	6,616,479
Total Assets	7,467,735	Total Liabilities and Shareholders' Equity	7,467,735

Non-Consolidated Statement of Income

April 1, 2001 - March 31, 2002

Mizuho Holdings, Inc.
(In millions of yen)

Operating Income	123,082
Dividends on Investments in Subsidiaries (Stocks)	96,797
Fees and Commissions Received from Subsidiaries	18,366
Interest Income on Investments in Subsidiaries (Bonds)	6,176
Interest Income on Loans to Subsidiaries	1,741
Operating Expenses	22,301
Interest Expenses on Bonds	7,913
General and Administrative Expenses	14,388
Operating Profits	100,780
Non-operating Income	35
Interest Income	18
Fees and Commissions Income	3
Other Non-operating Income	12
Non-operating Expenses	778
Amortization of Establishment Costs	771
Other Non-operating Expenses	6
Ordinary Profits	100,037
Non-ordinary Gains	2
Gains on Disposal of Fixed Assets	2
Non-ordinary Losses	135
Losses on Disposal of Fixed Assets	135
Income Before Income Taxes	99,905
Income Taxes:	
Current	1,319
Deferred	20
Net Income	98,565
Retained Earnings Brought Forward from the Previous Fiscal Year	50,007
Unappropriated Retained Earnings	148,573

Notes to Financial Statements for the Fiscal Year Ended March 31, 2002

Significant Accounting Policies

1. Valuation of Securities

Investments in Subsidiaries and Other Securities that do not have readily determinable fair values are valued at cost determined by the moving average method.

2. Depreciation of Fixed Assets

(1) Tangible Fixed Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method using the following estimated useful lives.

Buildings: 3 to 38 years

Equipment: 3 to 20 years

(2) Intangible Fixed Assets

Trademark is amortized by the straight-line method over 10 years.

Development costs for internally used software are capitalized and amortized by the straight-line method over their estimated useful lives mainly of 5 years.

3. Deferred Charges

Establishment Costs are capitalized and amortized by the straight-line method over 5 years, in accordance with the Commercial Code of Japan.

4. Leases

Finance leases, which do not involve the transfer of ownership to the lessee at the end of lease terms, are accounted for in the same manner as operating leases.

5. Consumption Taxes and local consumption taxes paid are excluded from transaction amounts.

Notes to Balance Sheet

1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.

2. Short-term receivables from subsidiaries amount to ¥ 46,736 million. Long-term receivables from subsidiaries amount to ¥ 850,000 million.

3. Accumulated depreciation of tangible fixed assets amounts to ¥ 676 million.

4. In addition to Equipment carried on the balance sheet, there are vehicles that are being leased.

5. Bonds are subordinated to other debt in terms of their repayments.

6. Net Income per Share of Common Stock is ¥ 8,286.55.

7. In prior years, treasury stock at cost had been included in Other Current Assets (¥0 million in the fiscal year ended March 31, 2001). Effective the fiscal year ended March 31, 2002, it is presented on the last line of the shareholders' equity section and deducted from shareholders' equity in accordance with the revision of the Regulation Concerning Terminology, Format and Method of Presentation of Financial Statements, etc. As a result of this alteration, the amounts of Total Assets and Total Shareholders' Equity were decreased by ¥ 85 million, respectively.

Notes to Income Statement

1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.

2. Total amount of transactions with subsidiaries

Operating Income	¥ 123,082 million
Operating Expenses	¥ 637 million
Total amount of non-operating transactions	¥ 160 million

<u>**Non-Consolidated Balance Sheet**</u>
January 13, 2003

Mizuho Financial Group, Inc.
(In thousands of yen)

Assets		**Liabilities**	
Current Assets		**Current Liabilities**	
Cash and Due from Banks	496,468	Accrued Expenses	220
Accrued Income	0	Total Current Liabilities	220
Deferred Tax Assets	400	Total Liabilities	220
Total Current Assets	496,868	**Shareholders' Equity**	
Deferred Charges		**Common Stock and Preferred Stock**	500,000
Establishment Costs	2,800	**Deficit**	Δ 551
Total Deferred Charges	2,800	Retained Earnings (Deficit)	Δ 551
		(Net Loss)	(Δ 551)
		Total Shareholders' Equity	499,448
Total Assets	499,668	Total Liabilities and Shareholders' Equity	499,668

Significant Accounting Policies

- Establishment Costs are capitalized and amortized by the straight-line method over 5 years, in accordance with the Commercial Code of Japan. Amortization of Establishment Costs for the first year is counted in this period.

Notes to Balance Sheet

- The amounts indicated in thousands of yen are rounded down by truncating the figures below one thousand.

- Net Loss per Share of Common Stock is ¥137.94.

Non-Consolidated Statement of Income

January 8, 2003 - January 13, 2003

Mizuho Financial Group, Inc.

(In thousands of yen)

Operating Income	—
Operating Expenses	—
Operating Profits	—
Non-operating Income	0
Interest Income	0
Non-operating Expenses	952
Amortization of Establishment Costs	700
Other Non-operating Expenses	252
Ordinary Profits	Δ 952
Loss Before Income Taxes	Δ 952
Income Taxes:	
Current	—
Deferred	Δ 400
Net Loss	Δ 551
Retained Earnings (Deficit)	Δ 551

Notes to Income Statement

- The amounts indicated in thousands of yen are rounded down by truncating the figures below one thousand.

[For your reference]

OUTLINE OF "BUSINESS REORGANIZATION" TO REFORM THE MIZUHO FINANCIAL GROUP

On November 25, 2002, the Mizuho Financial Group announced the "Mizuho Change & Speed-Up Program" to change and accelerate the deployment of business strategies and to accelerate cost structure reforms primarily of the core subsidiaries including Mizuho Bank, Ltd. ("MHBK"), Mizuho Corporate Bank, Ltd. ("MHCB") and securities and trust subsidiaries.

In accordance with the purpose of the "Program for Financial Revival" issued by the Financial Services Agency, as well as in order to cope with the recent severe business environment, the Mizuho Financial Group will implement the "Business Reorganization" program described below.

Through implementing the "Business Reorganization," the Mizuho Financial Group will reform the group strategy drastically in order to enhance its competitiveness, secure high-level and stable profitability and maximize corporate value on a group basis.

1. Further reinforcement of comprehensive financial services capabilities

(1) In order to dramatically improve the comprehensive financial services capabilities of the group, the Mizuho Financial Group will establish a new financial holding company named "Mizuho Financial Group, Inc." ("MHFG"). In addition to the existing group management framework centered on the four core subsidiaries, MHFG will directly manage other primary subsidiaries, enhance group-wide synergy and strengthen its profitability swiftly. In addition, MHFG will realize the effects of consolidation promptly by (1) promptly consolidating group affiliates such as system-related subsidiaries and asset management subsidiaries, (2) further expanding the earnings base in such growing business areas as credit card and asset management businesses, (3) utilizing the group's think-tank functions for business purposes, and (4) sharing a common IT infrastructure.

(2) In order to strengthen the synergistic cooperation between MHBK and MHCB, as well as between banking and securities subsidiaries according to customer segments, Mizuho Holdings, Inc. ("MHHD") will be reformed as an intermediate holding company to manage the banking and securities business sector. Also, in order to adopt a structure organized according to customer segments, Mizuho Securities Co., Ltd. ("MHSC") will be placed under MHCB, and Mizuho Investors Securities Co., Ltd. ("MISC") will be placed under MHBK. Furthermore, in order to enhance customer convenience, MHFG will request that Article 65 of the Securities and Exchange Law be revised to enable MHBK and MISC, as well as MHCB and MHSC, respectively, to merge. In addition, the Mizuho Financial Group will maintain its joint marketing relationship with Shinko Securities Co, Ltd. for underwriting business.

(3) The Mizuho Financial Group will strategically reorganize trust, asset management, and custody business subsidiaries and place these companies directly under the new

financial holding company. In particular, the group will unify the trust banking business, and centralize the management of the group's trust and asset management sector, which includes Trust & Custody Services Bank, Ltd. ("TCSB") and asset management subsidiaries. Specifically, Mizuho Trust & Banking Co., Ltd. ("MHTB") and Mizuho Asset Trust & Banking Co., Ltd. ("MHAT") will be merged after placing MHTB, currently a wholly owned subsidiary of MHHD, under MHFG. MHAT will also separate and remove its NPLs that are classified as "need special attention" or below and accelerate their final disposition, utilizing a separate entity and/or framework for corporate revival. In addition, TCSB, currently a subsidiary of MHTB, will be placed as a direct subsidiary under MHFG in order to clarify its position as a common vehicle for asset management business for the group, and to provide high quality financial services to customers not only for the group companies but also for non-group companies.

2. Acceleration of NPL disposal and aggressive pursuit of the corporate revival business based on the purpose of the Program for Financial Revival

(1) The Mizuho Financial Group will further tighten assessment of assets by elaborating self-assessment standards based on the "Framework of the New Financial Administration" included in the Program for Financial Revival. In particular, with respect to large borrowers that are classified as "need special attention", the group will elaborate self-assessment standards by taking such steps as the application of discounted cash flow-type methods.

(2) The Mizuho Financial Group will pursue early termination of the NPL issue by separating and removing from MHBK, MHCB and MHAT NPLs that are classified as "need special attention" or below, as well as using a separate entity and/or framework for corporate revival in order to accelerate their final disposition and corporate revival. In addition, the Mizuho Financial Group will make a prompt assessment of NPLs as to the possibility of revival and take such steps as supporting revival while also strengthening cooperation with the Resolution and Collection Corporation, Corporate Revivals Organization and other corporate reconstruction funds. Having separated and removed NPLs in this manner, MHBK, MHCB and MHAT will further strengthen their fund providing function in their respective marketplaces.

3. Further reinforcement of financial strength

(1) The Mizuho Financial Group will raise capital through the market in order to further reinforce its financial strength. The group will raise the capital necessary for the Business Reorganization through the market as well.

(2) Based on the "Framework of the New Financial Administration" included in the Program for Financial Revival, MHFG will review its deferred tax assets, estimating taxable income conservatively based on risk scenarios. In accordance with this, MHFG will withdraw deferred tax assets in part.

4. Strict implementation of the "Mizuho Change & Speed-up Program"

The Mizuho Financial Group will implement strictly the following cost structure reforms and strengthening of corporate governance set forth in the "Mizuho Change & Speed-up Program" announced on November 25, 2002.

(1) With respect to the principal restructuring plans, the Mizuho Financial Group has decided to decrease the number of board members, executive officers and employees as well as reduce their compensation. This includes an additional 20% decrease in the number of board members and executive officers and a 30% cut in their yearly compensation, as well as a reduction in the number of employees by 6,300 and an average 10% in annual compensation. In addition, the Mizuho Financial Group intends to reduce the number of domestic branches by 120 (460 branches as of March 2004, a 30% reduction compared with March 1999) and the number of overseas offices by 13 (43 offices as of March 2004, a 60% reduction compared with March 1999).

(2) With respect to strengthening corporate governance, in addition to achieving a leaner, speedier management structure by reducing the number of board members and executive officers by 20% as stated above, the Mizuho Financial Group will increase the number of outside directors in order to secure transparency in management and clear accountability.

Reference Materials for the Exercise of Voting Rights

Stock-for-Stock Exchange Agreement (Copy)

Mizuho Holdings, Inc.

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Stock-for-Stock Exchange Agreement (Copy)

Mizuho Financial Group, Inc. (hereinafter referred to as "MHFG") and Mizuho Holdings, Inc. (hereinafter referred to as "MHHD") hereby enter into this agreement with regard to the stock-for-stock exchange (hereinafter referred to as this " Agreement") as follows:

Each company described as a "Party to the Reorganization" in Exhibit 1 attached hereto, including MHFG and MHHD, will reorganize its structure as described in the "Reorganization of the Relevant Group Companies" in Exhibit 1, and the meaning of any abbreviation used in this Agreement shall be the same as that defined in Exhibit 1 attached hereto, unless otherwise defined in this Agreement.

Article 1 *(Method for the Stock-for-Stock Exchange)*

Pursuant to this Agreement and subject to Articles 352 to 363 of the Commercial Code of Japan, MHFG and MHHD will make a stock-for-stock exchange, by which MHFG will become the parent company (100% ownership) of MHHD and MHHD will become a wholly owned subsidiary company of MHFG (hereinafter referred to as the "Stock-for-Stock Exchange").

Article 2 (Amendment to The Articles of Incorporation)

MHFG will, due to the Stock-for-Stock Exchange, amend its Articles of Incorporation so that it is in the form set forth in "The Articles of Incorporation of MHFG (Draft)" in Exhibit 2 attached hereto (underlined parts show the amended parts). The amendment shall become effective at the time the Stock-for-Stock Exchange takes effect.

Article 3 *(Allotment of Newly Issued Shares)*

1. Type and number of shares to be issued by MHFG

   The type and number of shares to be issued by MHFG upon the Stock-for-Stock Exchange shall be as follows:

   - Common shares: 9,430,250.71 shares
   - Class I preferred shares: 33,000 shares
   - Class II preferred shares: 100,000 shares
   - Class III preferred shares: 100,000 shares
   - Class IV preferred shares: 150,000 shares
   - Class VI preferred shares: 150,000 shares
   - Class VII preferred shares: 125,000 shares
   - Class VIII preferred shares: 125,000 shares
   - Class IX preferred shares: 140,000 shares
   - Class X preferred shares 140,000 shares

Provided, however, in case any preferred shares issued by MHHD are converted into common shares up to and including the day immediately preceding the date of the Stock-for-Stock Exchange, the number of common shares to be issued for the Stock-for-Stock Exchange shall, notwithstanding this paragraph, be the total of common shares described in this paragraph plus those which will be issued upon conversion of the preferred shares issued by MHHD, and the number of preferred shares of each class to be issued upon the Stock-for-Stock Exchange shall be adjusted by subtracting the number of the converted preferred shares of the relevant class from that of the preferred shares of the relevant class to be allotted to the shareholders of MHHD as respectively described in this paragraph.

2. Details of preferred shares of each class

The details of preferred shares of each class to be issued upon the Stock-for-Stock Exchange shall be described in Articles 10 through 19, and Article 48 of the Articles of Incorporation (Draft), and Articles 2 and 3 of the Supplemental Provisions thereof set forth in Exhibit 2 attached hereto, and in the "Provisions Concerning Conversion and Mandatory Redemption of Preferred Shares of Each Class of Mizuho Financial Group, Inc.", set forth in Exhibit 3 attached hereto.

3. Allotment of MHFG shares

For the Stock-for-Stock Exchange, each shareholder listed in the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) of MHHD as of the day immediately preceding the date of the Stock-for Stock Exchange shall be entitled to the allotment of the shares to be newly issued by MHFG for the corresponding number of shares listed in the register of shareholders as follows:

- One common share of MHFG per one common share of MHHD;
- One first series class I preferred share of MHFG per one first series class I preferred share of MHHD;
- one second series class II preferred share of MHFG per one second series class II preferred share of MHHD;
- one third series class III preferred share of MHFG per one third series class III preferred share of MHHD;
- one fourth series class IV preferred share of MHFG per one fourth series class IV preferred share of MHHD;
- one sixth series class VI preferred share of MHFG per one sixth series class VI preferred share of MHHD;
- one seventh series class VII preferred share of MHFG per one seventh series class VII preferred share of MHHD;
- one eighth series class VIII preferred share of MHFG per one eighth series class VIII preferred share of MHHD;
- one ninth series class IX preferred share of MHFG per one ninth series class IX preferred share of MHHD; and

- one tenth class X preferred share of MHFG per one tenth class X preferred share of MHHD.

Article 4 *(Stated Capital and Capital Reserve to be Increased)*

The amount of the Stated Capital and Capital Reserve of MHFG, which shall be increased due to the Stock-for-Stock Exchange, shall be as follows:

(i) Stated Capital
999,500,000,000 yen

(ii) Capital Reserve

Amount equivalent to the net worth existing at MHHD as of the date of the Stock-for Stock Exchange, reduced by the amount stipulated in Item (i) of this Article.

Article 5 *(Date of the Stock-for-Stock Exchange)*

The date on which the Stock-for-Stock Exchange will take place shall be March 12, 2003; provided, however, that such date may be changed, if necessary, depending upon the progress of the Stock-for-Stock Exchange procedures, after consultation between MHFG and MHHD.

Article 6 *(Date of Dividends Payment)*

The amount of dividends on common shares to be issued upon the Stock-for-Stock Exchange pursuant to Article 3 paragraph 1 shall be the same as that of other issued and outstanding common shares of MHFG at the time of the effective date of the Stock-for-Stock Exchange.

Article 7 *(Directors and Others after the Stock-for-Stock Exchange)*

1. MHFG and MHHD confirm that the directors and corporate auditors of MHFG after the Stock-for-Stock Exchange shall be the same as those who were appointed at the time of the incorporation of MHFG, as follows:

Directors:

Terunobu Maeda, Yuji Watanabe, Tadao Noda, Yukio Obara,
Hiroshi Saito, Tadashi Kudo, Yoshiharu Fukuhara, Glen S. Fukushima Total: 8

Corporate Auditors:

Yoriaki Sakata, Minoru Nakai, Setsuo Umezawa, Yukio Nozaki,
Toshiaki Hasegawa Total: 5

2. MHFG and MHHD confirm that the accounting auditor of MHFG after the Stock-for-Stock Exchange shall be the same as the one that was appointed at the time of the incorporation of MHFG, as follows:

Accounting Auditor:

Shin Nihon & Co.

Article 8 *(Duty of Due Care)*

1. After the date of execution of this Agreement until the date of the Stock-for-Stock Exchange, MHFG and MHHD shall perform their own respective businesses, and manage and operate their own respective properties with due care. Neither of MHFG and MHHD, if it plans to take any action which materially affects its properties, rights and/or obligations, shall engage in such action without prior consultation by the MHFG and MHHD.

2. Notwithstanding the preceding paragraph, MHFG and MHHD acknowledge that, in the "Reorganization of the Relevant Group Companies" as described in Exhibit 1, MHFG plans to complete the Trust & Custody Services Bank Management Business Split, the Trust Banking Subsidiary Company Management Business Split, and the Strategic Group Companies Management Business Split, and that MHHD plans to complete the Mizuho Asset Trust & Banking Management Business Split and the Trust Banking Subsidiary Company Management Business Split.

Article 9 *(Date of Shareholders' Meetings)*

1. MHFG and MHHD shall hold their respective shareholders' meetings on February 5, 2003 (including a class shareholders' meeting (*shurui kabunushi sokai*) for common shares of MHHD), at which time the approval of this Agreement and other resolutions concerning matters necessary for the Stock-for-Stock Exchange, etc. shall be proposed.

2. MHHD will hold class shareholders' meetings on February 3, 2003 concerning each class of the preferred shares, at which time the approval of this Agreement and other resolutions concerning matters necessary for the Stock-for-Stock Exchange, etc. shall be proposed.

3. The date of the shareholders' meetings stipulated in the preceding paragraphs 1 and 2 may be changed, if necessary, depending upon the progress of the procedures of the Stock-for-Stock Exchange, after consultation by MHFG and MHHD.

Article 10 *(Amendment and Termination)*

The terms and conditions of this Agreement may be amended or this Agreement may be terminated after consultation by MHFG and MHHD in the event that there occur during the period from the date of the execution of this Agreement to the date of the Stock-for-Stock Exchange, a material change in the situation of the property and business of either MHFG or MHHD, a situation that causes a material hindrance to the implementation of the Stock-for-Stock Exchange, a situation where any of the reorganizations described in "the Reorganization of the Relevant Group Companies" set forth in Exhibit 1 attached hereto shall not have been implemented on March 12, 2003, or other situations that cause difficulties with respect to the successful accomplishment of the purposes of this Agreement.

Article 11 *(Effect of the Agreement)*

This Agreement shall become void in the event the approvals of each of the shareholders' meetings or class meetings of MHFG and MHHD or the approvals of relevant authorities, etc. necessary for the implementation of this Agreement are not obtained.

Article 12 *(Consultation)*

In addition to the matters provided for in this Agreement, other matters that are necessary for the Stock-for-Stock Exchange shall be determined by consultation between MHFG and MHHD in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, MHFG and MHHD have made two (2) copies of this Agreement and have each retained one (1) copy upon their respective execution of this Agreement by their representatives.

January 14, 2003

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.
1-6-1, Marunouchi, Chiyoda-ku, Tokyo

Terunobu Maeda
President & CEO
Mizuho Holdings, Inc.
1-6-1, Marunouchi, Chiyoda-ku, Tokyo

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Description of the Parties Concerned and the Reorganization of the Group Structure

1. The Parties to the Reorganization

① Mizuho Financial Group, Inc. (hereinafter referred to as "MHFG" under this Agreement)

② Mizuho Holdings, Inc. (hereinafter referred to as "MHHD" under this Agreement)

③ Mizuho Bank, Ltd. (hereinafter referred to as "BK" under this Agreement)

④ Mizuho Corporate Bank, Ltd. (hereinafter referred to as "CB" under this Agreement)

⑤ Mizuho Trust & Banking Co., Ltd. (hereinafter referred to as "TB" under this Agreement)

⑥ Mizuho Asset Trust & Banking Co., Ltd. (hereinafter referred to as "MHAT" under this Agreement)

⑦ Mizuho Securities Co., Ltd. (hereinafter referred to as "SC" under this Agreement)

2. The Reorganization of the Relevant Group Companies

① MHFG and MHHD will conduct a stock-for-stock exchange in order for MHFG to become the parent company (100% ownership) of MHHD and for MHHD to become the wholly owned subsidiary company of MHFG pursuant to the Stock-for-Stock Exchange Agreement dated as of January 14, 2003 (hereinafter referred to as the "MHFG Stock-for-Stock Exchange" under this Agreement).

② TB will split off the Trust & Custody Services Bank Management Business from its business and MHFG will succeed to that business by way of a corporate split pursuant to the Corporate Split Agreement dated as of January 14, 2003 (hereinafter referred to as the "Trust & Custody Services Bank Management Business Split" under this Agreement).

③ BK and CB will jointly split off the Mizuho Asset Trust & Banking Management Business and MHHD will succeed to that business by way of a corporate split pursuant to the Corporate Split Agreement dated as of January 14, 2003 (hereinafter referred to as the "Mizuho Asset Trust & Banking Management Business Split" under this Agreement).

④ MHAT and TB will merge and MHAT will become the surviving entity pursuant to the Merger Agreement dated as of January 14, 2003 (hereinafter referred to as the "Trust Merger" under this Agreement).

⑤ MHHD will split off the Trust Banking Subsidiary Company Management Business from its business and MHFG will succeed to that business by way of a corporate split pursuant to the Corporate Split Agreement dated as of January 14, 2003 (hereinafter referred to as the "Trust Banking Subsidiary Company Management Business Split" under this Agreement).

⑥ CB and SC will conduct a stock-for-stock exchange in order for CB to become the parent company (100% ownership) of SC and for SC to become the wholly owned subsidiary company of CB pursuant to the Stock-for-Stock Exchange Agreement dated as of January 14, 2003 (hereinafter referred to as the "SC Stock-for-Stock Exchange" under this Agreement).

⑦ BK will split off the Strategic Group Companies Management Business from its business and MHFG will succeed to that business by way of a corporate split pursuant to the Corporate Split Agreement dated as of January 14, 2003 (hereinafter referred to as the "Strategic Group Companies Management Business Split" under this Agreement).

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

ARTICLES OF INCORPORATION (Draft)

OF

MIZUHO FINANCIAL GROUP, INC.

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Trade Name)*

The company shall be called "Kabushiki Kaisha Mizuho Financial Group" and in English, "Mizuho Financial Group, Inc." (hereinafter referred to as the "Company").

Article 2. *(Purpose)*

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

(1) Operation and management of bank holding companies, banks, long-term credit banks, specialized securities companies and other companies that may be owned by the Company as its subsidiaries under the Banking Law; and

(2) Any other business incidental to the foregoing.

Article 3. *(Head Office)*

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices by the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II

SHARES

Article 5. *(Total Number of Shares)*

The total number of shares authorized to be issued by the Company shall be 30,563,000 shares, the details of which shall be as set forth below; provided, however, that in case of cancellation of shares or conversion of preferred shares into common shares, the number of shares authorized to be issued shall be reduced by the number of shares so canceled or converted:

Common shares:	25,000,000 shares
Class I preferred shares:	33,000 shares
Class II preferred shares:	100,000 shares
Class III preferred shares:	100,000 shares
Class IV preferred shares:	150,000 shares
Class VI preferred shares:	150,000 shares
Class VII preferred shares:	125,000 shares
Class VIII preferred shares:	125,000 shares
Class IX preferred shares:	140,000 shares
Class X preferred shares:	140,000 shares
Class XI preferred shares:	1,500,000 shares
Class XII preferred shares:	1,500,000 shares
Class XIII preferred shares:	1,500,000 shares

Article 6. *(Purchase or Cancellation of Shares)*

The Company may purchase or cancel its common shares and/or one or more of each class of preferred shares.

Article 7. *(Record Date)*

1. The Company shall deem shareholders having voting rights appearing on the last register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the regular general meeting of shareholders for the relevant fiscal term.

2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof.

Article 8. *(Transfer Agent)*

1. The Company shall appoint a transfer agent with respect to shares and fractional shares.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.

3. The register of shareholders and the register of holders of fractional shares of the Company shall be kept at the handling office of the transfer agent, and registration of transfer of shares, entry in the register of holders of fractional shares, purchase of fractional shares and other operations relating to shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company.

Article 9. *(Share Handling Regulations)*

Denominations of share certificates of the Company, registration of transfer of shares, entry in the register of holders of fractional shares, purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefore shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

CHAPTER III

PREFERRED SHARES

Article 10. *(Preferred Share Dividends)*

1. The Company shall pay dividends on preferred shares (hereinafter referred to as the "Preferred Share Dividends") in such amount as provided for below to holders of preferred shares (hereinafter referred to as the "Preferred Shareholders") or registered pledgees in respect of preferred shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to holders of common shares (hereinafter referred to as the "Common Shareholders"), registered pledgees in respect of common shares (hereinafter referred to as the "Registered Common Pledgees") or holders of fractional common shares (hereinafter referred to as the "Holders of Fractional Common Shares"); provided, however, that in case a whole or a part of Preferred Share Interim Dividends provided for in Article 11 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class I preferred shares:	22,500 yen per share
Class II preferred shares:	8,200 yen per share
Class III preferred shares:	14,000 yen per share
Class IV preferred shares:	47,600 yen per share
Class VI preferred shares:	42,000 yen per share
Class VII preferred shares:	11,000 yen per share
Class VIII preferred shares:	8,000 yen per share
Class IX preferred shares:	17,500 yen per share
Class X preferred shares:	5,380 yen per share
Class XI preferred shares:	amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 50,000 yen per share
Class XII preferred shares:	amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 50,000 yen per

	share
Class XIII preferred shares:	amount decided by the resolution of the Board of Directors on the issuance of such shares, which amount shall not exceed 100,000 yen per share

2. In a given business year, if a whole or a part of the Preferred Share Dividends have not been paid to the Preferred Shareholders or Registered Preferred Pledgees, the unpaid amount shall not be accumulated for the subsequent business year.

3. The Company shall not pay to any Preferred Shareholder or Registered Preferred Pledgee as dividends any amount in excess of the amount of the relevant Preferred Share Dividends.

Article 11. *(Preferred Share Interim Dividends)*

In respect of Interim Dividends, the Company shall pay monies in one half of the amount of Preferred Share Dividends provided for in paragraph 1 of the preceding Article (referred to as the "Preferred Share Interim Dividends" in these Articles of Incorporation) to the Preferred Shareholders or Registered Preferred Pledgees in priority to the Common Shareholders, Registered Common Pledgees or Holders of Fractional Common Shares.

Article 12. *(Distribution of Residual Assets)*

1. In respect of distribution of residual assets, the Company shall pay to the Preferred Shareholders or Registered Preferred Pledgees in priority to the common shareholders, Registered Common Pledgees or Holders of Fractional Common Shares such amount as provided for below:

Class I preferred shares:	3,000,000 yen per share
Classes II through IV and VI through VIII preferred shares:	2,000,000 yen per share
Classes IX and X preferred shares:	1,250,000 yen per share
Classes XI through XIII preferred shares:	1,000,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Preferred Shareholder or Registered Preferred Pledgee.

Article 13. *(Voting Rights)*

Preferred Shareholders shall not have voting rights at a general meeting of shareholders. Provided, however, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on Preferred Share Dividends is not submitted to such general meeting of shareholders, or immediately after the general meeting of shareholders, in the case where a proposal on Preferred Share Dividends is rejected at such general meeting of shareholders, until such time as the resolution of a general meeting of shareholders is passed to grant Preferred Share Dividends.

Article 14. *(Consolidation or Split of Preferred Shares and Subscription Rights, etc.)*

1. The Company shall not consolidate nor split any preferred shares.

2. The Company shall not grant Preferred Shareholders any pre-emptive rights to subscribe for new shares, any pre-emptive rights to subscribe for share acquisition rights, any pre-emptive rights to subscribe for bonds with share acquisition rights nor any pre-emptive rights to subscribe for share acquisition rights and bonds, either of which are capable of being transferred separately from the other.

Article 15. *(Purchase or Cancellation of Preferred Shares)*

1. The Company may, at any time, purchase preferred shares and either retain or cancel them at the purchase prices thereof by appropriation of profits distributable to shareholders.

2. The purchase or cancellation of preferred shares pursuant to the preceding paragraph may be made in respect of any one or more classes of preferred shares.

3. In respect of Class IV and Classes VI through VIII preferred shares, the Company may mandatorily redeem each such class of preferred shares, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the Commercial Code.

4. In respect of Classes XII and XIII preferred shares, the Company may mandatorily redeem each such class of preferred shares, in whole or in part, at such time and at such redemption price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred shares.

5. In the case of a partial redemption, it shall be made by way of lot or other methods.

Article 16. *(Conversion into Common Shares)*

1. Any holder of Classes I through III and VII through X preferred shares may request conversion of the relevant preferred shares into common shares during the period available for request of conversion as provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to Article 353 of the Commercial Code. The terms of conversion, including the number of common shares to be issued upon conversion of one share of the relevant preferred shares (hereinafter referred to as the "Conversion Ratio"), shall be determined by a resolution of the relevant general meeting of shareholders.

2. Any holder of Classes XI and XII preferred shares may request conversion of the relevant preferred shares into common shares during the period available for request of conversion as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred shares. The terms of conversion, including the Conversion Ratio, shall be determined by a resolution of the Board of Directors.

Article 17. *(Mandatory Conversion)*

1. Any of Classes I through III and VII through XII preferred shares, in respect of which a request for conversion has not been made during the period available for request of conversion, shall be mandatorily converted on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Conversion Date") into such number of common shares as shall be obtained by dividing the amount equivalent to the relevant subscription money (provided, however, with regard to the Classes I through III and VII through X preferred shares, the relevant amount shall be defined as provided for below) by the current market price of common shares; provided, however, such current market price of common shares shall be the daily average price of closing prices (including closing bid or offered price) of the common shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen.

Class I preferred shares:	3,000,000 yen per share
Classes II, III, VII and VIII preferred shares:	2,000,000 yen per share
Classes IX and X preferred shares:	1,250,000 yen per share

2. The number of common shares referred to in the preceding paragraph shall not exceed the maximum numbers as follows:

Class I preferred shares: 4 shares; provided, however, that in case a consolidation or stock split is conducted in respect of common shares, the number of common shares in respect of Class I preferred shares shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares per one (1) common share to be obtained after such consolidation or stock split;

Classes II and III preferred shares: 3.137 shares; provided, however, that in case a consolidation or stock split is conducted in respect of common shares, the number of common shares in respect of Classes II and III preferred shares shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares per one (1) common share to be obtained after such consolidation or stock split;

Classes VII and VIII preferred shares: the number of shares obtained by dividing 2,000,000 yen by 60% of the amount obtained by dividing 2,000,000 yen by the initial Conversion Ratio (calculated to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen);

Classes IX and X preferred shares: the number of shares obtained by dividing 1,250,000 yen by 331,000 yen; and

Classes XI and XII preferred shares: the number of shares obtained by dividing the amount equivalent to the relevant subscription money per one (1) preferred share by the lowest conversion amount determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred shares.

3. In the calculation of the number of common shares provided for in the preceding two (2) paragraphs, in case any number less than one hundredth (1/100) of a share is produced, the case of consolidation of shares provided for in the Commercial Code shall apply mutatis mutandis.

Article 18. *(Order of Priority)*

All classes of the preferred shares authorized to be issued by the Company shall rank pari passu with each other in respect of the payment of Preferred Share Dividends and Preferred Share Interim Dividends, and the distribution of residual assets.

CHAPTER IV

GENERAL MEETINGS OF SHAREHOLDERS

Article 19. *(Convocation of General Meetings of Shareholders)*

A regular general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 20. *(Person Authorized to Convene Meetings and the Chairperson of General Meetings of Shareholders)*

1. The President shall convene and preside over the general meeting of shareholders.

2. In case the President is unable so to act, one of the other directors in the order previously determined by the Board of Directors shall take such person's place.

Article 21. *(Method of Adopting Resolutions)*

1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the shareholders present at the meeting.

2. Resolutions of a meeting of shareholders governed by the Article 343 of the Commercial Code shall be adopted by an affirmative vote of a not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the total number of shares with voting rights issued and outstanding.

Article 22. *(Voting by Proxy)*

1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights at such meeting.

2. The proxy shall submit to the Company a document evidencing the authority to act as proxy at each general meeting of shareholders.

Article 23. *(Minutes of General Meetings)*

The substance of proceedings and the results of the general meetings of shareholders shall be recorded in the minutes, to which the chairperson of the meeting and the directors present thereat shall affix their names and seals.

Article 24. *(General Meetings of Holders of Classes of Shares)*

The provisions of Articles 20 and 22 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of shares.

CHAPTER V

DIRECTORS AND BOARD OF DIRECTORS

Article 25. *(Number)*

The Company shall have not more than fifteen (15) directors.

Article 26. *(Method of Election)*

1. The directors shall be elected at a general meeting of shareholders.

2. A resolution for the election of directors shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the total number of shares with voting rights issued and outstanding.

3. Cumulative voting shall not be used for the election of directors.

Article 27. *(Term of Office)*

The term of office of directors shall expire at the closing of the regular general meeting of shareholders concerning the last fiscal term within two (2) years after their assumption of office.

Article 28. *(Representative Directors and Directors with Titles)*

1. The representative director(s) shall be elected by a resolution of the Board of Directors.

2. The President shall be appointed from among the directors by a resolution of the Board of Directors.

3. The Board of Directors may, by its resolutions, appoint Chairpersons, Deputy Chairpersons, Deputy Presidents, Senior Managing Directors and Managing Directors from among the directors.

Article 29. *(Duties of the President)*

The President shall oversee the business of the Company.

Article 30. *(Person to Convene Meetings of the Board of Directors and Chairperson of the Meeting)*

1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors.

2. In case the President is unable so to act, one of the other directors in the order previously determined by the Board of Directors shall take the President's place.

Article 31. *(Notice to Convene Meetings of the Board of Directors)*

1. Notice to convene a meeting of the Board of Directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in cases of emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the directors and corporate auditors.

Article 32. *(Method of Adopting Resolutions of the Board of Directors)*

Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at a meeting attended by the directors who constitute a majority in number of all the directors.

Article 33. *(Minutes of Meetings of the Board of Directors)*

The substance of proceedings and the results of the meetings of the Board of Directors shall be recorded in the minutes, to which the directors and corporate auditors present thereat shall affix their names and seals.

Article 34. *(Regulations of the Board of Directors)*

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

CHAPTER VI

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 35. *(Number)*

The Company shall have not more than six (6) corporate auditors.

Article 36. *(Method of Election)*

1. The corporate auditors shall be elected at a general meeting of shareholders.

2. A resolution for election of corporate auditors shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the total number of shares with voting rights issued and outstanding.

Article 37. *(Term of Office)*

The term of office of corporate auditors shall expire at the closing of the regular general meeting of shareholders concerning the last fiscal term within four (4) years after their assumption of office.

Article 38. *(Full-Time Corporate Auditor(s))*

The corporate auditors shall appoint full-time corporate auditor(s) from among them.

Article 39. *(Notice to Convene Meetings of the Board of Corporate Auditors)*

1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in cases of emergency, such period may be shortened.

2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the corporate auditors.

Article 40. *(Method of Adopting Resolutions of the Board of Corporate Auditors)*

Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the corporate auditors, unless otherwise provided for by laws or regulations.

Article 41. *(Minutes of Meetings of the Board of Corporate Auditors)*

The substance of proceedings and the results of the meetings of the Board of Corporate Auditors shall be recorded in the minutes, to which the corporate auditors present thereat shall affix their names and seals.

Article 42. *(Regulations of the Board of Corporate Auditors)*

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to laws and regulations and these Articles of Incorporation.

CHAPTER VII

ACCOUNTING

Article 43. *(Business Year)*

The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.

Article 44. *(Disposition of Profits)*

Unless otherwise provided for by laws or regulations, profits of the Company shall be disposed of pursuant to a resolution of a general meeting of shareholders.

Article 45. *(Dividends)*

Dividends on shares shall be paid to the shareholders or registered pledgees appearing on the last register of shareholders as of March 31 of each year or to the holders of fractional shares appearing on the last register of holders of fractional shares as of March 31 of each year.

Article 46. *(Interim Dividends)*

The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing on the last register of shareholders as of September 30 of each year or to the holders of fractional shares appearing on the last register of holders of fractional shares as of September 30 of each year.

Article 47. *(Conversion of Preferred Shares or Convertible Bonds and Payment of Dividends)*

Initial dividends and Interim Dividends on the common shares issued upon conversion of Classes I through III and VII through XII preferred shares issued by the Company and any fractional shares accrued upon such conversion shall be paid on the basis that the conversion took effect as of April 1, if a request for conversion or mandatory conversion is made during the period of April 1 through September 30, or as of October 1, if made during the period of October 1 through March 31 of the following year.

Article 48. *(Prescription for Payment of Dividends)*

The Company shall be released from the obligation to pay such dividends or Interim Dividends as have not been received after the lapse of five (5) years from the date of commencement of payment thereof.

Supplemental Provisions

Article 1. *(Initial Business Year)*

Notwithstanding the provision of Article 43, the initial business year shall be from the date of incorporation of the Company through March 31, 2003.

Article 2. *(Initial Preferred Share Dividends)*

The Classes I through IV and VI through X Preferred Share Dividends for the period from the date of incorporation of the Company through March 31, 2003 shall be paid pursuant to the provision of Article 10.

Article 3. *(Conversion of and Dividends to Preferred Stock during the Initial Business Year)*

Notwithstanding the provisions of Articles 47, initial dividends to common shares or fractional common shares which are issued during the initial business year of the Company as a result of conversion of preferred shares shall be made on the basis that such conversion was made on the date of the incorporation of the Company.

Article 4. *(Quorum for the Extraordinary Shareholders' Meeting)*

The provision of Article 21(2) shall become effective from April 1, 2003.

Article 5. *(Term of Office of Initial Directors and Corporate Auditors)*

Notwithstanding the provisions of Articles 27 and 37, the term of office of the initial directors and corporate auditors shall expire at the close of the regular general meeting of shareholders concerning the first fiscal term.

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

Provisions Concerning Conversion and Mandatory Redemption of Preferred Shares of Each Class of Mizuho Financial Group, Inc.

Provisions concerning conversion of the First Series Class I preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion ratio:

The initial conversion ratio shall be 4.000.

B. Reset of conversion ratio:

The initial conversion ratio shall be reset on August 1, 2003 and thereafter on August 1 of each year to and including August 1, 2004 (each, the "Reset Date") to the conversion ratio calculated by the following formula. The conversion ratio after reset shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after reset} = \frac{\text{3,000,000 yen}}{\text{Current market price}}$$

The "current market price" in the above formula means the average price of daily closing prices (including closing bid or offered price) of the common share of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is/are reported) commencing on the 45th trading day prior to each Reset Date. The above average price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion ratio as set forth in C. below occurs during the above 45 trading day period, the current market price in the above formula shall be adjusted in the same way as C. below.

Provided, however, as a result of the above calculation, if the conversion ratio after reset is less than the conversion ratio effective as of the day immediately prior to the relevant Reset Date, the conversion ratio before reset shall be applied to the conversion ratio after reset, and if the conversion ratio after reset is more than 4.000

(adjusted in the same way as C. below, however) (hereinafter mentioned as the "Maximum Conversion Ratio"), the conversion ratio after reset shall be the Maximum Conversion Ratio.

C. Adjustment of conversion ratio:

a. After the issuance of the Preferred Shares, in any of the following cases, the conversion ratio as set forth in A. and B. above shall be adjusted in accordance with the following formula (the "Conversion Ratio Adjustment Formula"). The conversion ratio after adjustment shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after adjustment} = \text{Conversion ratio before adjustment} \times \frac{\text{Number of issued common shares} + \text{Number of newly issued common shares}}{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}$$

(1) In case the Company issues common shares with a subscription amount less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

The conversion ratio after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion ratio after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

Provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion ratio after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

The conversion ratio after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of the adjustment of conversion ratio thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion ratio is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion ratio shall be adjusted to such ratio as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Ratio Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion ratio after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any event has occurred, during the above 45 trading day period, which could cause such adjustment to the conversion ratio, the conversion ratio after adjustment shall be adjusted in the same way as a. above.

d. The "conversion ratio before adjustment" in the Conversion Ratio Adjustment Formula means the conversion ratio effective as of the date immediately preceding the date on which the conversion ratio after adjustment becomes effective. The "number of issued common shares" in the Conversion Ratio Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled of the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion ratio after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Ratio Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

Number of common shares to be issued upon conversion	=	Number of Preferred Shares presented for conversion	X	Conversion ratio

In calculating the number of common shares to be issued upon conversion, that number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

2. Period during which a request for conversion may be made:

From and including March 12, 2003 to and including July 31, 2005.

Provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning conversion of the Second Series Class II preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion ratio:

The initial conversion ratio shall be calculated by the following formula. The initial conversion ratio shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Initial conversion ratio} = \frac{2{,}000{,}000 \text{ yen}}{\text{Current market price} \times 1.025}$$

The "current market price" in the above formula means the higher of either the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2004 or 637,600 yen. The above average price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion ratio as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

B. Reset of conversion ratio:

The initial conversion ratio shall be reset on August 1, 2005 (the "Reset Date") to the conversion ratio calculated by the following formula. The conversion ratio after reset shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after reset} = \frac{2{,}000{,}000 \text{ yen}}{\text{Current market price} \times 1.025}$$

The "current market price" in the above formula means the higher of either the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date or 637,600 yen. The above average price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion ratio as set forth in C. below occurs during the above 45 trading day period, the current market price in the above formula shall be adjusted in the same way as C. below.

Provided, however, as a result of the above calculation, if the conversion ratio after reset is reduced to below the conversion ratio effective as of the day immediately prior to the relevant Reset Date, the conversion ratio before reset shall be applied to the conversion ratio after reset.

C. Adjustment of conversion ratio:

a. After the issuance of the Preferred Shares, in any of the following cases, the conversion ratio as set forth in A. and B. above shall be adjusted in accordance with the following formula (the "Conversion Ratio Adjustment Formula"). The conversion ratio after adjustment shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after adjustment} = \text{Conversion ratio before adjustment} \times \frac{\text{Number of issued common shares} + \text{Number of newly issued common shares}}{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}$$

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

The conversion ratio after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion ratio after adjustment shall become effective as from the date immediately following the date; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion ratio after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

The conversion ratio after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of the adjustment of conversion ratio thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion ratio is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion ratio shall be adjusted to such ratio as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Ratio Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion ratio after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any event has occurred, during the above 45 trading day period, which could cause such adjustment to the conversion ratio, the conversion ratio after adjustment shall be adjusted in the same way as a. above.

d. The "conversion ratio before adjustment" in the Conversion Ratio Adjustment Formula means the conversion ratio effective as of the date immediately preceding the date on which the conversion ratio after adjustment becomes effective. The "number of issued common shares" in the Conversion Ratio Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled to the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion ratio after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Ratio Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

Number of common shares to be issued upon conversion	=	Number of Preferred Shares presented for conversion	X	Conversion ratio

In calculating the number of common shares to be issued upon conversion, that number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

2. Period during which a request for conversion may be made:

From and including August 1, 2004 to and including July 31, 2006.

Provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning conversion of the Third Series Class III preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion ratio:

The initial conversion ratio shall be calculated by the following formula. The initial conversion ratio shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Initial conversion ratio} = \frac{2{,}000{,}000 \text{ yen}}{\text{Current market price} \times 1.025}$$

The "current market price" in the above formula means the higher of either the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2005 or 637,600 yen. The above average price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion ratio as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

B. Reset of conversion ratio:

The initial conversion ratio shall be reset on August 1, 2006 and thereafter on August 1 of each year to and including August 1, 2007 (each, the "Reset Date") to the conversion ratio calculated by the following formula. The conversion ratio after reset shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after reset} = \frac{2{,}000{,}000 \text{ yen}}{\text{Current market price} \times 1.025}$$

The "current market price" in the above formula means the higher of either the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to each Reset Date or 637,600 yen. The above average price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion ratio as set forth in C. below occurs during the above 45 trading day period, the current market price in the above formula shall be adjusted in the same way as C. below.

Provided, however, as a result of the above calculation, if the conversion ratio after reset is reduced to below the conversion ratio effective as of the day immediately prior to the relevant Reset Date, the conversion ratio before reset shall be applied to the conversion ratio after reset.

C. Adjustment of conversion ratio:

a. After the issuance of the Preferred Shares, in any of the following cases, the conversion ratio as set forth in A. and B. above shall be adjusted in accordance with the following formula (the "Conversion Ratio Adjustment Formula"). The conversion ratio after adjustment shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when equal to or more than 0.0005, disregarding fractions less than 0.0005.

$$\text{Conversion ratio after adjustment} = \text{Conversion ratio before adjustment} \times \frac{\text{Number of issued common shares} + \text{Number of newly issued common shares}}{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}$$

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

65

The conversion ratio after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion ratio after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares to be issued by way of stock; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion ratio after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Ratio Adjustment Formula:

The conversion ratio after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of the adjustment of conversion ratio thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion ratio is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion ratio shall be adjusted to such ratio as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Ratio Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion ratio after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any event has occurred, during the above 45 trading day period, which could cause such adjustment to the conversion ratio, the conversion ratio after adjustment shall be adjusted in the same way as a. above.

d. The "conversion ratio before adjustment" in the Conversion Ratio Adjustment Formula means the conversion ratio effective as of the date immediately preceding the date on which the conversion ratio after adjustment becomes effective. The "number of issued common shares" in the Conversion Ratio Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled to the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion ratio after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Ratio Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

Number of common shares to be issued upon conversion	=	Number of Preferred Shares presented for conversion	X	Conversion ratio

In calculating the number of common shares to be issued upon conversion, that number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

2. Period during which a request for conversion may be made:

From and including August 1, 2005 to and including July 31, 2008.

Provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning mandatory redemption of the Fourth Series Class IV preferred shares (the "Preferred Shares"):

The Company may, at any time after August 1, 2004, mandatorily redeem the Preferred Shares in whole or in part. A partial redemption thereof shall be made by way of lot or other method.

The redemption price per share shall be 2,000,000 yen per share plus the amount of the preferred shares dividends thereon calculated on a daily basis in respect of the period from and including the first day of the business year to which the relevant redemption date belongs to and including the relevant redemption date; provided, however, that if preferred interim dividends have been paid in respect of the relevant business year, the amount of such preferred interim dividends shall be deducted.

Provisions concerning mandatory redemption of the Sixth Series Class VI preferred shares (the "Preferred Shares"):

The Company may, at any time after April 1, 2004, mandatorily redeem the Preferred Shares in whole or in part. A partial redemption thereof shall be made by way of lot or other method.

The redemption price per share shall be 2,000,000 yen per share plus an equivalent amount of accrued dividends.

The "accrued dividends" above shall be an amount of the preferred shares, and dividends thereon shall be calculated on a daily basis in respect of the period from and including the first day of the business year to which the relevant redemption date belongs to and including the relevant redemption date, and the above amount shall be calculated to units of 1 yen and rounded up to the nearest 10 yen when equal to or more than 5 yen, disregarding amounts less than 5 yen; provided, however, that if preferred interim dividends have been paid in respect of the relevant business year, the amount of such preferred interim dividends shall be deducted.

Provisions concerning conversion of the Seventh Series Class VII preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into par value shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion price:

The initial conversion price shall be an amount obtained by multiplying the current market price of the common shares as of October 1, 2006 by 1.025 (calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen); provided, however, if the relevant price is less than 420,000 yen (however, subject to any adjustment set forth in C. below), the initial conversion price shall be 420,000 yen. The "current market price" above means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to October 1, 2006. The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

B. Reset of conversion price:

If the current market price of the common shares as of October 1, 2007 and thereafter on October 1 of each year to and including October 1, 2010 (each, the "Reset Date") is less than the conversion price effective as of the relevant Reset Date, the conversion price shall be reset to such current market price on the relevant Reset Date; provided, however, if the relevant current market price is less than an amount equal to 80% of the initial conversion price (calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen; however, subject to the adjustment set forth in C. below) (the "Conversion Floor Price"), the conversion price after reset shall be the Conversion Floor Price.

The "current market price" above means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the relevant Reset Date. The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

C. Adjustment of conversion price:

a. After the issuance of the Preferred Shares, if any of the following events occurs, the conversion price (including the Conversion Floor Price) shall be adjusted by the following formula (the "Conversion Price Adjustment Formula"); provided, however, if the conversion price after adjustment is less than 100,000 yen, the conversion price after adjustment shall be 100,000.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}{\text{Number of issued common shares} + \text{Number of newly issued common shares}}$$

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion price after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares to be issued by way of stock split or, if such date is not prescribed; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion price after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of above calculation shall be applied to the calculation of an adjustment of conversion price thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion price is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Price Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion price after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. a. or b. above occurs during the above 45 trading day period, the conversion price after adjustment shall be adjusted in the same way as C. a. or b. above.

d. The "conversion price before adjustment" in the Conversion Price Adjustment Formula means the conversion price effective as of the date immediately preceding the date on which the conversion price after adjustment becomes effective. The "number of issued common shares" in the Conversion Price Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled to the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion price after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Price Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

f. The calculation by the Conversion Price Adjustment Formula shall be calculated to units of 10 yen and a production thereof shall be rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

g. In case the difference between the conversion price after adjustment calculated by the Conversion Price Adjustment Formula and the conversion price before adjustment is less than 1,000 yen, no adjustment shall be made; provided, however, in case any event occurs thereafter that would require the calculation of the conversion price, the conversion price before adjustment minus such difference shall be applied to the conversion price before adjustment in the Conversion Price Adjustment Formula.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

$$\text{Number of common shares to be issued upon conversion} = \frac{\text{Number of Preferred Shares presented for conversion} \times 2{,}000{,}000 \text{ yen}}{\text{Conversion price}}$$

In calculating the number of common shares to be issued upon conversion, that number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

E. Conversion ratio:

The conversion ratio shall be the number obtained by dividing 2,000,000 yen by the conversion price.

2. Period during which a request for conversion may be made:

From and including October 1, 2006 to and including January 31, 2011; provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning mandatory redemption of the Seventh Series Class VII preferred shares (the "Preferred Shares"):

The Company may, at any time after April 1, 2004 up to September 30, 2006, mandatorily redeem the Preferred Shares in whole or in part. A partial redemption thereof shall be made by way of lot or other method.

The redemption price per share shall be 2,000,000 yen per share plus an equivalent amount of accrued dividends.

The "accrued dividends" above shall be an amount of the preferred shares dividends thereon calculated on a daily basis in respect of the period from and including the first day of the business year to which the relevant redemption date belongs to and including the relevant redemption date, and the above amount shall be calculated to units of 1 yen and rounded up to the nearest 10 yen when equal to or more than 5 yen, disregarding amounts less than 5 yen; provided, however, that if preferred interim dividends have been paid in respect of the relevant business year, the amount of such preferred interim dividends shall be deducted.

Provisions concerning conversion of the Eighth Series Class VIII preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion price:

The initial conversion price shall be an amount obtained by multiplying the current market price of the common shares as of October 1, 2004 by 1.025 (calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen); provided, however, if the relevant price is less than 540,000 yen (however, subject to any adjustment set forth in C. below), the initial conversion price shall be 540,000 yen. The "current market price" above means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to October 1, 2004. The above price shall be calculated to the made to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

B. Reset of conversion price:

If the current market price of the common shares as of October 1, 2005 or thereafter on October 1 of each year to and including October 1, 2008 (each, the "Reset Date") is less than the conversion price effective as of the relevant Reset Date, the conversion price shall be reset to such current market price on the relevant Reset Date; provided, however, if the relevant current market price is less than an amount equal to 70% of the initial conversion price (calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen; however, subject to any adjustment set forth in C. below) (the "Conversion Floor Price"), the conversion price after reset shall be the Conversion Floor Price.

The "current market price" above means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the relevant Reset Date. The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

C. Adjustment of conversion price:

a. After the issuance of the Preferred Shares, if any of the following events occurs, the conversion price (including the Conversion Floor Price) shall be adjusted by the following formula (the "Conversion Price Adjustment Formula"); provided, however, if the conversion price after adjustment is less than 100,000 yen of the par value of the common share, the conversion price after adjustment shall be 100,000 yen.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}{\text{Number of issued common shares} + \text{Number of newly issued common shares}}$$

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion price after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares to be issued by way of stock split or, if such date is not prescribed, as from the date immediately following the date on which the period; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion price after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of an adjustment of conversion price thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion price is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Price Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion price after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. a. or b. above occurs during the above 45 trading day period, the conversion price after adjustment shall be adjusted in the same way as C. a. or b. above.

d. The "conversion price before adjustment" in the Conversion Price Adjustment Formula means the conversion price effective as of the date immediately preceding the date on which the conversion price after adjustment becomes effective. The "number of issued common shares" in the Conversion Price Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled to the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion price after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Price Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

f. The calculation by the Conversion Price Adjustment Formula shall be made to units of 10 yen and a result thereof shall be rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

g. In case the difference between the conversion price after adjustment calculated by the Conversion Price Adjustment Formula and the conversion price before adjustment is less than 1,000 yen, no adjustment shall be made; provided, however, in case any event occurs thereafter that would require the calculation of the conversion price, the conversion price before adjustment minus such difference shall be applied to the conversion price before adjustment in the Conversion Price Adjustment Formula.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

$$\text{Number of common shares to be issued upon conversion} = \frac{\text{Number of Preferred Shares presented for conversion} \times \text{2,000,000 yen}}{\text{Conversion price}}$$

In calculating the number of common shares to be issued upon conversion, that number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

E. Conversion ratio:

The conversion ratio shall be the number obtained by dividing 2,000,000 yen by the conversion price.

2. Period during which a request for conversion may be made:

From and including October 1, 2004 to and including January 31, 2009; provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning mandatory redemption of the Eighth Series Class VIII preferred shares (the "Preferred Shares"):

The Company may, at any time after April 1, 2004 up to September 30, 2004, mandatorily redeem the Preferred Shares in whole or in part. A partial redemption thereof shall be made by way of lot or other method.

The redemption price per share shall be 2,000,000 yen per share plus an equivalent amount of accrued dividends.

The "accrued dividends" above shall be an amount of the preferred shares dividends thereon calculated on a daily basis in respect of the period from and including the first day of the business year to which the relevant redemption date belongs to and including the relevant redemption date, and the above amount shall be calculated to units of 1 yen and rounded up to the nearest 10 yen when equal to or more than 5 yen, disregarding amounts less than 5 yen; provided however, that if preferred interim dividends have been paid in respect of the relevant business year, the amount of such preferred interim dividends shall be deducted.

Provisions concerning conversion of the Ninth Series Class IX preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion price:

The initial conversion price shall be an amount obtained by multiplying the current market price of the common shares as of September 1, 2003 by 1.025 and any amount less than 1,000 yen resulting from the above calculation shall be rounded up; provided, however, if the relevant price is less than 331,000 yen (however, subject to any adjustment set forth in C. below), the initial conversion price shall be 331,000 yen (the "Conversion Floor Price"). The "current market price as of September 1, 2003" above means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to September 1, 2003. The price calculation shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

B. Reset of conversion price:

The conversion price will be reset on September 1, 2004 and thereafter on September 1 of each year to and including September 1, 2008 (each, the "Reset Date") to equal to an amount obtained by multiplying the current market price of the relevant Reset Date by 1.025 and any amount less than 1,000 yen resulting from the above calculation shall be rounded up; provided, however, if the relevant price is less than the Conversion Floor Price, the conversion price after reset shall be the Conversion Floor Price.

The "current market price" means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to each Reset Date. The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

C. Adjustment of conversion price:

a. After the issuance of the Preferred Shares, if any of the following events occurs, the conversion price (including the Conversion Floor Price) shall be adjusted by the following formula (the "Conversion Price Adjustment Formula"); provided, however, if the conversion price after adjustment is less than 100,000 yen of the par value of the common share, the conversion price after adjustment shall be 100,000 yen.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}{\text{Number of issued common shares} + \text{Number of newly issued common shares}}$$

The calculation by the Conversion Price Adjustment Formula shall be made to units of 10 yen and a result thereof shall be rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion price after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares to be issued by way of stock split or, if such date is not prescribed; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion price after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of an adjustment of conversion price thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion price (including the Conversion Floor Price) is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Price Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion price after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. a. or b. above occurs during the above 45 trading day period, the conversion price after adjustment shall be adjusted in the same way as C. a. or b. above.

d. The "conversion price before adjustment" in the Conversion Price Adjustment Formula means the conversion price effective as of the date immediately preceding the date on which the conversion price after adjustment becomes effective. The "number of issued common shares" in the Conversion Price Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on the date one calendar month prior to the date on which the conversion price after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Price Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

$$\text{Number of common shares to be issued upon conversion} = \frac{\text{Number of Preferred Shares presented for conversion} \times 1{,}250{,}000 \text{ yen}}{\text{Conversion price}}$$

In calculating the number of common shares to be issued upon conversion, the number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

2. Period during which a request for conversion may be made:

From and including September 1, 2003 to and including August 31, 2009; provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

Provisions concerning conversion of the Tenth Series Class X preferred shares (the "Preferred Shares"):

1. Terms of conversion:

The Preferred Shares may be converted into shares of common stock of the Company (the "common shares") on the following terms of conversion:

A. Initial conversion price:

The initial conversion price shall be 565,000 yen.

B. Reset of conversion price:

The conversion price will be reset on September 1, 2003 and thereafter on September 1 of each year to and including September 1, 2008 (each, the "Reset Date") to equal to an amount obtained by multiplying the current market price of the relevant Reset Date by 1.025 and any amount less than 1,000 yen resulting from the above calculation shall be rounded up; provided, however, if the relevant price is less than 331,000 yen, the conversion price after reset shall be 331,000 yen (the "Conversion Floor Price").

The "current market price" means the average price of daily closing prices (including closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to each Reset Date. The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

If any of the events of adjustment of conversion price as set forth in C. below occurs during the above 45 trading day period, the current market price above shall be adjusted in the same way as C. below.

C. Adjustment of conversion price:

a. After the issuance of the Preferred Shares, if any of the following events occurs, the conversion price (including the Conversion Floor Price) shall be adjusted by the following formula (the "Conversion Price Adjustment Formula"); provided, however, if the conversion price after adjustment is less than 100,000 yen of the par value of the common share, the conversion price after adjustment shall be 100,000 yen.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of issued common shares} + \dfrac{\text{Number of newly issued common shares} \times \text{Subscription amount per share}}{\text{Current market price per share}}}{\text{Number of issued common shares} + \text{Number of newly issued common shares}}$$

The calculation by the Conversion Price Adjustment Formula shall be made to units of 10 yen and a result thereof shall be rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen.

(1) In case the Company issues common shares in consideration of a subscription amount less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the closing date of issue of such common shares or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares.

(2) In case the Company issues common shares by way of stock split:

The conversion price after adjustment shall become effective as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such common shares to be issued by way of stock split or, if such date is not prescribed; provided, however, if the Board of Directors of the Company determines that the stock split and issue of the common shares thereby shall be effected by a transfer of distributable profits to capital and the date prescribed for the allotment of such common shares to shareholders falls on or prior to the date of the close of the relevant ordinary general meeting of shareholders at which the required transfer of distributable profits to capital is to be approved, the conversion price after adjustment shall become effective as from the date immediately following the date on which the ordinary general meeting of shareholders approving such transfer is concluded.

(3) In case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price to be applied to the Conversion Price Adjustment Formula:

The conversion price after adjustment shall become effective as from the date immediately following the date of issue of such securities or as from the date immediately following the date, if prescribed, on which the shareholders are entitled to the allotment of such securities, on the assumption that all such securities are converted or all the subscription rights entitled by such securities are exercised on the date of issue of such securities or at the close of such date prescribed on which the shareholders are entitled to the allotment of such securities; provided, however, if such securities shall be issued on the condition that the relevant conversion price or exercise price is not determined as at the time of issue of such securities and is to be determined based on the current market price on a certain date thereafter (subject to the adjustment set forth in c. below), the above provisions in this paragraph shall be applied on the assumption that such certain date is deemed as the date of issue of such securities. The deemed number of common shares obtained as a result of the above calculation shall be applied to the calculation of an adjustment of conversion price thereafter, to the extent that such deemed number of common shares exceeds the actual number of common shares issued upon such conversion or upon exercise of such subscription rights.

b. In addition to the cases set forth in a. above, if an adjustment of the conversion price (including the Conversion Floor Price) is required by virtue of any amalgamation or merger, capital decrease or consolidation of common shares, etc., the conversion price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

c. The "current market price per share" in the Conversion Price Adjustment Formula means the average price of the daily closing prices (including the closing bid or offered price) of the common shares of the Company (using regular way) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding trading day or days on which no closing price is reported) commencing on the 45th trading day prior to the date on which the conversion price after adjustment becomes effective (or, in the case referred to in the proviso of C. a. (2) above, the date prescribed for the allotment of common shares to shareholders). The above price shall be calculated to units of 10 yen and rounded up to the nearest 100 yen when equal to or more than 50 yen, disregarding amounts less than 50 yen. If any of the events of adjustment of conversion price as set forth in C. a. or b. above occurs during the above 45 trading day period, the conversion price after adjustment shall be adjusted in the same way as C. a. or b. above.

d. The "conversion price before adjustment" in the Conversion Price Adjustment Formula means the conversion price effective as of the date immediately preceding the date on which the conversion price after adjustment becomes effective. The "number of issued common shares" in the Conversion Price Adjustment Formula means the number of common shares of the Company issued and outstanding on the date, if prescribed, on which the shareholders are entitled to the allotment, or if such date is not prescribed, on the date one calendar month prior to the date on which the conversion price after adjustment is to become effective.

e. The "subscription amount per share" in the Conversion Price Adjustment Formula means (1) in case the Company issues common shares in consideration of a subscription amount less than the current market price as set forth in C. a. (1) above, such subscription amount (in case payment thereof is made by any properties other than cash, a fair value of the relevant properties), (2) in case the Company issues common shares by way of stock split as set forth in C. a. (2) above, zero yen, (3) in case the Company issues securities entitling the holders thereof to convert such securities into common shares or subscription rights for new common shares at a price less than the current market price as set forth in C. a. (3) above, the relevant conversion or exercise price, and (4) in case, as a result of determination of the conversion price or exercise price, conversion into common shares or exercise of subscription rights for new common shares may be made at a price less than the current market price, as set forth in the proviso to C. a. (3) above, the relevant conversion price or exercise price.

D. Number of common shares to be issued upon conversion:

The number of common shares to be issued upon conversion of the Preferred Shares shall be determined in accordance with the following formula:

$$\text{Number of common shares to be issued upon conversion} = \frac{\text{Number of Preferred Shares presented for conversion} \times \text{1,250,000 yen}}{\text{Conversion price}}$$

In calculating the number of common shares to be issued upon conversion, the number shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place when equal to or more than 0.001.

2. Period during which a request for conversion may be made:

From and including July 1, 2003 to and including August 31, 2009; provided, however, if the date to determine the shareholders entitled to exercise their voting rights at a general meeting of shareholders of the Company (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.